May 17, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento
Office of Healthcare & Insurance

Re:	SELLAS Life Sciences Group, Inc.
Registration Statement on Form S-3
Filed May 10, 2018
File No. 333-224845

Acceleration Request

Requested Date:     Monday, May 21, 2018

Requested Time:    4:15 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, SELLAS Life Sciences Group, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-224845) to become effective on May 21, 2018, at 4:15 P.M., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Yvan-Claude Pierre and Marianne Sarrazin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SELLAS Life Sciences Group, Inc.

By:	/s/ Barbara A. Wood
Barbara A. Wood Executive Vice President, General Counsel and Corporate Secretary

cc:	Angelos M. Stergiou, MD, ScD h.c., SELLAS Life Sciences Group, Inc.

Gene Mack, SELLAS Life Sciences Group, Inc.

Yvan-Claude Pierre, Cooley LLP

Marianne Sarrazin, Cooley LLP